
05006432

March 3, 2005

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel to appoint new representative director"

Thank you for your assistance in handling it as required.

Sincerely yours,

Tomoaki Yamori
Finance Department
Kobe Steel, Ltd.

dlw 3/16

ANNOUNCEMENT

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel to appoint new representative director

TOKYO, March 3, 2005 – Kobe Steel, Ltd. announces that it will add a representative director. This decision was reached at the board of directors' meeting held today.

Shigeto Kotani, currently a Senior Managing Director, will be promoted to Executive Vice President and Representative Director effective April 1, 2005.

Kobe Steel's four other representative directors remain unchanged. They are:

Koshi Mizukoshi
Chairman and Representative Director

Yasuo Inubushi
President, CEO and Representative Director

Hiroshi Sato
Executive Vice President and Representative Director

Toshio Kimura
Executive Vice President and Representative Director

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Media Contact:

Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81-3-5739-6010
Fax +81-3-5739-5971
E-mail www-admin@kobelco.co.jp